October 22, 2020

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	David Burton
Kate Tillan
Laura S. Crotty
Dorrie Yale

Re:	Nanobiotix S.A.
Draft Registration Statement on Form F-1/A
Submitted June 5, 2020
CIK No. 0001760854

Ladies and Gentlemen:

Nanobiotix S.A., a société anonyme organized under the laws of France (“Nanobiotix,” the “Company,” “we,” “our” or “us”), hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 2, 2020 with respect to Amendment No. 2 to our Draft Registration Statement on Form F-1/A, submitted confidentially on June 5, 2020 (the “Draft Registration Statement”). We are concurrently submitting confidentially a revised Draft Registration Statement (the “Amended Draft Registration Statement”) that includes changes in response to the Staff’s comments.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Amended Draft Registration Statement.

Securities and Exchange Commission
October 22, 2020

Draft Registration Statement on Form F-1/A, filed on June 5, 2020

NBTXR3 Development Pipeline, page 4

1.
We note your response to prior comment 1 that there are no immediate plans to pursue application for market approval for NBTRX3 in soft tissue sarcoma in Asia.  Please clarify this fact in your pipeline table here and in the Business section.  Please also clarify your disclosure regarding whether Hensify has been commercialized or if commercialization is pending.

Response:

In response to the Staff’s comment, the Company has revised its pipeline tables on pages 4 and 82 in the Amended Draft Registration Statement to clarify that none of its product candidates are in the stage of commercialization by adding a new column to the pipeline table. We have also updated our disclosure in the Amended Draft Registration Statement on pages 2, 6, 26, 81, 84 and 94, as well as within the “Next Anticipated Milestone” column in the pipeline tables, to make clear that our overall commercialization strategy, including with respect to Hensify®, will be evaluated following a review of the results from Studies 102 and 312 in locally advanced head and neck cancers.

We have also added a footnote to the pipeline table to clarify that PharmaEngine controls the development and commercialization strategy for NBTXR3 in the Asia-Pacific region. Accordingly, while the Company is not aware, to the best of its knowledge, of any immediate intentions to commercialize NBTXR3 for STS in Asia, such a commercialization decision is under PharmaEngine’s sole control pursuant to our License and Collaboration Agreement with PharmaEngine.

2.
Please ensure that your pipeline table accurately reflects the stages of your trials.  For example, you state on page 3 that you “intend to initiate” the Phase III Study 312 once the FDA determines that your trial may proceed, and accordingly, please revise the line in your pipeline table for Study 312 here and in the Business section so that it extends no further than Phase II.  Similarly, revise the lines in the table here and in the Business section for lung cancer and esophageal cancer to the beginning of the IND phase as you state on page 6 that MD Anderson is preparing to submit IND applications to the FDA for these trials, and revise the line for the pancreatic trial to reflect that the Phase I trial has not yet begun.  Additionally, we note your statement that the FDA has accepted available data from your Study 102 Escalation for its evaluation of Study 312, but please explain whether you expect to need to provide any additional data before proceeding to Phase III, including any data from your ongoing Phase 1 Study 102 Expansion trial, which you state will produce final data in mid-2021.

Response:

In response to the Staff’s comment, the Company has revised its pipeline tables on pages 4 and 82 in the Amended Draft Registration Statement.

With respect to Study 312, the Company has closely coordinated with the FDA and is in the process of making final protocol refinements in response to FDA feedback, as disclosed on pages 4, 82 and 83 in the Amended Draft Registration Statement. Study 312 neither requires subsequent FDA review of the final protocol nor provision to FDA of any additional data from Study 102 Escalation or otherwise before commencing as a Phase III clinical trial.

Securities and Exchange Commission
October 22, 2020

Our Competitive Strengths, page 5

3.
We refer to your revised disclosure that none of the patents covering your NBTXR3 technology is expected to expire until at least 2036.  However, the table on page 107 relating to your owned patents appears to indicate earlier expiration dates for your NanoXray technology.  Please revise your disclosure to address this discrepancy, and also revise your intellectual property disclosure in the Business section to clarify which patents are relevant to the NBTXR3 technology, the type of patent protection provided by the various patents (e.g., composition of matter), and their applicable expiration dates.

Response:

In response to the Staff’s comment, the Company has clarified its disclosure on pages 5, 83 and 113 in the Amended Draft Registration Statement.

The Company respectfully advises the Staff that the NanoXray technology referenced in the table on page 108 covers, among other things, different compositions of the nanoparticle coating or formulation developed for different modes of administration. With respect to the injectable product candidate, NBTXR3, which is the focus of our current development and commercialization pipeline, none of the specifically applicable patents expire until at least 2031 (in the United States) and 2029 (in other countries). The Company has identified the three patent families with patents specifically applicable to injectable NBTXR3 in the patent table on page 108. The Company has also provided the additional detail requested by the Staff with respect to these relevant patents.

Business
Our Clinical Programs
Locally Advanced Head and Neck Cancers, page 90

4.
We refer to the newly included table on page 91 referencing published results from other head and neck trials and your statement on page 92 comparing preliminary data to these results.  Please revise your disclosures to remove this comparison as your results are preliminary, your comparisons are not based on a head-to-head study, and you acknowledge on page 96 that the data “cannot be compared.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure to remove any comparison of our preliminary results with this background information.

Securities and Exchange Commission
October 22, 2020

Dose Escalation Results, page 93

5.	Please revise the second chart on page 94 so that all information is legible.

Response:

In response to the Staff’s comment, the Company has updated the chart on page 99 in the Amended Draft Registration Statement.

6.
We refer to your revised disclosure on page 96 regarding serious adverse events, and your examples of certain of these events.  Please revise to identify the other serious adverse events.  In addition, to the extent there are any, please also identify any serious adverse events for the other trials you describe elsewhere, such as the trials for liver cancer and prostate cancer.

Response:

The Company respectfully advises the Staff that the current disclosure specifically identifies each of the serious adverse events (SAEs) related to NBTXR3 or the injection procedure through which NBTXR3 is administered.  There were a total of four separate SAEs deemed to be related to NBTXR3 or the injection procedure through which NBTXR3 is administered – two SAEs (mucosal inflammation and tumor hemorrhage) deemed to be related to NBTXR3, one SAE (swollen tongue) deemed to be related to the injection procedure, and one SAE (swollen tongue) deemed to be related to both NBTXR3 and the injection procedure.  Because this last SAE was deemed to be related to both NBTXR3 and the injection procedure, this same SAE is presented as an SAE in each of the two rows (i.e., SAEs related to NBRXR3 and SAEs related to the injection procedure). The Company does not believe that it would be relevant to investors to describe other SAEs that were deemed to be related to radiotherapy, but not NBTXR3 nor the injection procedure through which NBTXR3 is administered.

In response to the Staff’s comment, the Company has updated its disclosure with respect to its other trials to disclose the SAEs identified in such trials as related to NBTXR3 or the injection procedure through which NBTXR3 is administered. See pages 94, 95, 98 and 101 in the Amended Draft Registration Statement.

Liver Cancers
Phase I/II Trial Design (“Study 103”), page 97

7.
We refer to your revised disclosure on page 97 that your preliminary results showed a “favorable safety and tolerability profile,” and that there were “positive signs of efficacy.”  As we have previously noted, safety and efficacy determinations are within the authority of the FDA or comparable regulatory authorities, and such statements are not appropriate.  Please remove all such statements in your registration statement.

Response:

In response to the Staff’s comment, the Company has removed references to determinations of safety and efficacy throughout the Amended Draft Registration Statement, and specifically on pages 98, 102 and 103 in the Amended Draft Registration Statement.

Securities and Exchange Commission
October 22, 2020

Significant Collaborations and Research Agreements
NBTXR3 Clinical Collaboration with MD Anderson, page 104

8.	We note your revised disclosure in response to prior comment 6. Please further revise to disclose the aggregate amount of milestone payments that may be payable.

Response:

In response to the Staff’s comment, the Company has updated its disclosure on page 111 in the Amended Draft Registration Statement to make clearer that there is a single, one-time milestone payment, the amount of which is determined based on the year in which both of the requisite conditions have been achieved and the milestone payment becomes payable. Accordingly, the maximum amount of the one-time payment would be $16.4 million, as disclosed.

Other Collaborations, page 105

9.
In your revised disclosure, you refer to partnerships with various research institutions to conduct preclinical research that contributed to the rationale for the I-O program you are developing.  Please disclose the ownership and rights to the research conducted in collaboration with these partners.

In response to the Staff’s comment, the Company has clarified its disclosure on page 111 in the Amended Draft Registration Statement.

Intellectual Property, page 106

10.	You state that there are material patents and patent applications in co-ownership. Please revise to disclose the co-owner(s) and any material terms of such co-ownership.

In response to the Staff’s comment, the Company has revised its disclosure on page 113 in the Amended Draft Registration Statement.

The Company advises the Staff that this single co-owned patent is not pertinent to the Company’s current development pipeline and not a material patent for the Company. Accordingly, the Company does not believe that details regarding the terms of this co-ownership are relevant or useful to investors. The Company has also removed the table on page 108 of the Amended Draft Registration Statement referring to the “material patents and patent applications in co-ownership” to accurately reflect that there are no material patents and patent applications in co-ownership.

Note 4, Significant Transactions
4.2 Financing Agreement with the European Investment Bank, page F-15

11.
You disclose that you agreed to pay EIB an additional fee based on the consolidated “forecasted” sales generated by the company.  Please clarify whether the contractual royalties are based on actual sales or forecasted sales.

The additional fee consists of royalties which are payable to EIB based on the Company’s actual annual sales turnover during a six-year royalty calculation period commencing on January 1, 2021 (payable on each June 30 with respect to the preceding year within the calculation period).

In response to the Staff’s comment, the Company has revised its disclosure and has included conforming disclosure in the interim financial statements on pages F-11, F-12, F-48 and F-50 in the Amended Draft Registration Statement to clarify that royalties are based on actual annual sales turnover.

Securities and Exchange Commission
October 22, 2020

Note 12.  Financial liabilities, page F-31

12.	Please disclose how the company accounts for subsequent changes in the estimated amount of royalties owed on the EIB loan. Refer to IFRS 7.21. Tell us whether you apply paragraph B5.4.6 of IFRS 9.

Royalties are defined as a percentage of sales under the Royalty Agreement and are therefore not considered as a derivative within the scope of IFRS 9. On initial recognition, the effective interest rate was determined applying the amortized cost method including the estimated amount of royalties to be paid in the future.

The Company confirms that it applies paragraph B5.4.6 of IFRS 9 with respect to changes in the estimated amount of royalties owed on the EIB loan.

In response to the Staff’s comment, the Company has clarified its disclosure and has included conforming disclosure in the interim financial statements on pages F-20 and F-67 in the Amended Draft Registration Statement to disclose how the Company accounts for subsequent changes in the estimated amount of royalties owed on the EIB loan.

Note 14.  Financial Instruments Included in the Statement of Financial Position and Impact on Income

Fair Value, page F-38

13.	Consistent with IFRS 13.97, please disclose how you determined the fair value of your non-current financial liabilities as shown on page F-36.

The Company’s non-current financial liabilities are comprised of the interest free BPI loan and the EIB loan, recorded at amortized cost.  The fair value of each of the EIB loan and the interest free BPI loan is determined using unobservable inputs in which there is little or no market activity, which are categorized within “level 3 inputs” of the fair value hierarchy.

In response to the Staff’s comment, the Company has clarified its disclosure and has included conforming disclosure in the interim financial statements on pages F-24 and F-73 in the Amended Draft Registration Statement.

Exhibits

14.
On page 130, you refer to employment agreements with Mr. Philippe Mauberna and Ms. Anne-Juliette Hermant.  Please file such agreements as exhibits to your registration statement.  Additionally, we note you filed summaries of various equity plans with your latest amendment.  Please revise to file the plans or explain why it is not necessary.  See Item 601(b)(10) of Regulation S-K and Item 8.a of Form F-1.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe it is required to file its employment contracts or certain of its equity plans, as outlined below.

Securities and Exchange Commission
October 22, 2020

In regards to the employment agreements with Mr. Philippe Mauberna and Ms. Anne-Juliette Hermant, Item 601(b)(10)(iii)(A) of Regulation S-K generally requires the filing of any management contract or equity compensation plan in which any director or any of the named executive officers participates, as well as any other management contract or any other compensatory plan in which any other executive officer of the registrant participates, unless immaterial in amount or significance. Although Item 601(b)(10)(iii)(A) would cover the Company’s employment contracts and equity plans, Item 601(b)(10)(iii)(C)(5) exempts from this requirement a registrant that is a foreign private issuer that furnishes compensatory information under Item 402(a)(1), provided that the public filing of the plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company is relying on the compensatory disclosure requirements of Item 402(a)(1) and the Company confirms to the Staff that it has been advised by French counsel that no public filing of these employment agreements is required under French law, and the Company has not otherwise publicly disclosed these employment agreements. Therefore, the Company respectfully submits to the Staff that these employment agreements are not required to be filed pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

Similarly, Item 601(b)(10)(iii)(C)(5) would exempt the Company’s equity plans, provided that the public filing of the equity plans is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.  The Company confirms to the Staff that, with respect to the Company’s Free Share Plans, it has been advised by French counsel that no public filing of these Free Share Plans is required under French law, and the Company has not otherwise publicly disclosed these Free Share Plans. Therefore, the Company respectfully submits to the Staff that these Free Share Plans are not required to be filed pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.  Notwithstanding that the Free Share Plans are not required to be filed, the Company has filed a summary of the Free Share Plans with the Amended Draft Registration Statement in order to provide supplemental disclosure to investors.

Although the Company’s Stock Option Plans are not required to be publicly filed under French law, the Company has publicly disclosed these Stock Option Plans to its existing shareholders in connection with obtaining shareholder approval. Accordingly, the Company has filed each of its Stock Option Plans as an exhibit to the Amended Draft Registration Statement.

Lastly, with respect to the Company’s plans for founders’ warrants (BSPCE) and share warrants (BSA), the Company respectfully advises the Staff that there are no written plans setting forth the terms of awards of these types. As is standard practice in France, the broad parameters of BSPCEs and BSAs are subject only to the requirements of applicable French statutory requirements and any parameters established by the Company’s shareholders in connection with their approval of grants of these awards at a shareholders’ meeting. Accordingly, although there are no written plans for BSPCE and BSA awards, in accordance with market practice for French registrants, the Company has prepared and filed summaries of the material terms applicable to BSPCE and BSA awards under French law.

* * * * * * * * *

Securities and Exchange Commission
October 22, 2020

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at +33 1 40 26 04 70.

Very truly yours,

/s/ Philippe Mauberna

Philippe Mauberna
Chief Financial Officer

cc:          Laurent Levy, Chief Executive Officer, Nanobiotix S.A.
Peter E. Devlin, Jones Day
Renaud Bonnet, Jones Day